August 14, 2009

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549-5546

Attention: Mr. Wayne Carnall

Re:	The First American Corporation
File No. 001-13585
Waiver Request for Rules 3-09 and 4-08(g) for the Fiscal Year Ended December 31, 2008

Dear Mr. Carnall:

The First American Corporation (NYSE: FAF) (the “Company”) is America’s largest provider of business information. The Company combines advanced analytics with its vast data resources to supply businesses and consumers with valuable information products to support the major economic events of people’s lives. The Company operates within five primary business segments, including: Title Insurance and Services, Specialty Insurance, Information and Outsourcing Solutions, Data and Analytic Solutions, and Risk Mitigation and Business Solutions. Conditions in the real estate and mortgage markets generally impact the demand for a substantial portion of the Company’s products and services. A summary of the Company’s financial position and results of operations at and for the six months ended June 30, 2009 and at and for the year ended December 31, 2008, is outlined below ($ in 000s):

	June 30, 2009	December 31, 2008
Total Operating Revenues	$2,822,968	$6,080,648
Pre-Tax Net Income	$235,426	$44,211
Net Income/(Loss)	$106,297	$(26,320)
Total Assets	$8,566,722	$8,730,055
Total Stockholders’ Equity	$3,561,077	$3,385,231

The Company currently does not have any registration statements pending approval with the Commission. The Company anticipates filing an S-4 registration statement and a Form 10 in the relatively near future, but most likely not within the next month. If our desired timing on either of those filings becomes accelerated we will notify your office of the increased time sensitivity of this request.

The Company is writing to request a waiver to the disclosure and financial statement filing requirements of Rules 3-09 and 4-08(g) of Regulation S-X because, given the unique facts and circumstances described below, we believe that the results of the tests would result in disclosure regarding, and the filing of separate audited financial statements of, investments that are clearly insignificant to the Company and its investors.

When determining what disclosures, if any, should be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 related to its investments in affiliates (which are equity method investments), the Company considered the relevant GAAP and SEC guidance related to disclosures around equity method investees, including APB 18 and S-X Rules 3-09 and 4-08(g). The Company completed the significance tests for 2008 using 5 year averaging of the Company’s income as provided for in computational note 2 to S-X 1-02(w). Notwithstanding the fact that one investment exceeded the 10% significance threshold, the Company concluded that Rule 3-09 and 4-08(g) requirements were not warranted due to the small loss reported by the Company for 2008 as well as the other qualitative factors as outlined later in this request.

The Company recently became aware of the Staff’s position that 5 year income averaging should not be used if the registrant reported a loss for the most recent year. The year 2008 was essentially a break-even year for the Company, reporting income before income taxes and minority interests of $44,211,000 and a net loss of $10,474,000 before income taxes. These nearly break even results are anomalous when viewed in light of the Company’s historical experience and anticipated earnings for 2009 and beyond. Calculating the 2008 individual significance of all of our equity method investees in relation to 2008’s small pre-tax loss (not utilizing averaging) results in three investments, individually, having a level of significance in excess of 20%. These investments are as follows:

	Investment Balance	% of Assets	Equity in Earnings	% of Pretax Income (as defined)	% of Revenue
Investment 1	$32,082	0.38%	$37,992	78.39%	0.61%
Investment 2*	9,624	0.11%	5,360	33.85%	0.09%
Investment 3	10,001	0.12%	(3,718)	35.50%	-0.06%
All others	264,557	3.16%	5,127	32.90%	0.08%

Total	$316,264	3.78%	$44,761	81.04%	0.72%

*	Investment 2 became a consolidated subsidiary during the second quarter of 2009.

We believe that investors would not be served by the Company providing incremental disclosures under S-X 4-08(g) and/or separate financial statements of the three investments under S-X 3-09 because these investments are clearly immaterial to the Company and because the tests would only result in their being deemed “significant” to the Company under the anomalous circumstances of a nearly break-even year.

As support for the position that relatively large percentages of net income may be immaterial in break-even years, see also Associate Chief Accountant Todd E. Hardiman’s December 12, 2006 “Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments,” an excerpt of which follows:

“We took a stab at trying to identify the types of considerations that might cause a large error to be immaterial. You might find it instructive that we could only come up with two examples. The first is a break-even year. To use the illustration on your slide [see slide 67], if 2003 net income of $100,000 were misstated by $20,000 or 20%, it does not appear that the 20% misstatement by itself would cause the error to be material. But let me give two cautions about break-even years. First, a registrant that regularly has razor thin margins or net income is not what we mean when we refer to a registrant with a break-even year. Second, it may be difficult to objectively support that the most recently completed fiscal year is in fact a break even year, particularly when the evidence indicates that the registrant’s turnaround will involve multiple years or when there is no clear trend evident from the registrant’s historical earnings.”

We believe that 2008 was truly a break-even year (as that term is used by Mr. Hardiman) because 2008 earnings are not representative of future expectations based on our historical results and because the Company’s results for the first two quarters of 2009, and or our forecasts for the remainder of the year, indicate that significantly increased earnings are likely for 2009. The table included as Exhibit I to this letter sets forth the Company’s revenues, income before income taxes and noncontrolling interests, income before income taxes and net income for fiscal years 2002 through 2008 as well as results for the six months ended June 30, 2009.

Several quantitative and qualitative factors dictate that the investments are not material, including:

i)	The amount of the investments and the revenues therefrom, individually and in the aggregate, in relation to total assets and total revenues are quantitatively insignificant; and

ii)	Based on the Company’s discussions with investors, there appears to be little if any focus on the nature, quality or quantity of the earnings booked from the investments. As such, in its earnings releases and similar investor presentations, the Company does not break out the performance of the investments; and

iii)	Management does not consider the investments to be a key component of the long-term growth strategy of the Company and neither do investors; and

iv)	Historically, the investments have never been material and management expects the investments to be immaterial for 2009 and beyond based on our projections.

Additionally, the Company believes that the strict application of the significance tests, particularly the prohibition on averaging in loss years, would result in an anomalous presentation of information that is very unlikely to be presented in future periods with respect to the consolidated Company and which would not enhance the investor’s overall perspective regarding the Company due to the immaterial size of the investments in relation to the overall size of the Company. This position is based on several factors, including (i) prohibiting 5 year averaging when there are nominal losses can, and, in this case does, result in abnormal measures of significance; and (ii) 2008 earnings are not representative of future expectations based on our historical results, the Company’s results for the first two quarters of 2009 or our forecasts for the remainder of the year.

Based on the above, we request that the Staff, pursuant to Regulation S-X 3-13, waive the application of Rule 3-09 and 4-08(g) for the year ended December 31, 2008.

The Company has discussed the Company’s proposed resolution with the National Professional Services Group of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm. Those discussions began in May 2009 and continued through the submission of this waiver request.

The Audit Committee of the Company’s Board of Directors has reviewed the Company’s position with respect to these matters and is in full accord therewith.

The Company has corresponded with the Division of Corporation Finance on this topic as part of a comment letter received on the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. A copy of the Company’s response to the initial comment letter and the subsequent comments received from the Division of Corporation Finance are included as Exhibits II and III to this letter. The Division of

Corporation Finance has informed the Company that it is not authorized to grant a waiver and that the request must be made to the Office of the Chief Accountant.

If so desired, the Company would be willing to disclose in applicable future filings its conclusions as to the insignificance of these investments as of December 31, 2008 and its determination not to provide specific disclosure and financial statements regarding the investments.

The key personnel involved with this request, as well as their contact information, are included below:

Name	Role	Phone Number	Email Address

Kenneth DeGiorgio	General Counsel, The First American Corporation	(714) 250-3398	kdegiorgio@firstam.com

Brian Lane	Gibson, Dunn and Crutcher, LLP, Securities Counsel to The First American Corporation.	(202) 887-3646	blane@gibsondunn.com

Please feel free to contact one of the individuals noted above with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

Exhibit I

The First American Corporation

Selected Financial Data

(in thousands)

	2009 Six months ended June 30, 2009	2008	2007	2006	2005	2004	2003	2002
Revenues	$2,915,194	$6,213,758	$8,222,383	$8,533,597	$8,104,751	$6,722,326	$6,213,714	$4,704,209
Income before income taxes and noncontrolling interests	$235,426	$44,211	$152,063	$596,903	$897,742	$673,032	$833,119	$442,914
Income (loss) before income taxes	$192,830	$(10,474)	$40,570	$507,776	$803,880	$588,047	$737,419	$377,274
Net income (loss)	$106,297	$(26,320)	$(3,119)	$287,676	$480,380	$345,847	$447,019	$229,774